UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16 )*

Eagle Rock Energy Partners, L.P.
(Name of Issuer)
Common Units, representing limited partner interests, no par value
(Title of Class of Securities)
26985R 10 4
(CUSIP Number)
Charles C. Boettcher
Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, Texas 77002
(281) 408-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 3, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		11,230,516(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,230,516(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,230,516(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See Schedule A attached to Amendment No. 14 to the Schedule 13D/A filed on February 16, 2011 and Item 5 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		11,230,516(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,230,516(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,230,516(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See Schedule A attached to Amendment No. 14 to the Schedule 13D/A filed on February 16, 2011 and Item 5 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MINERALS & PRODUCTION, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		5,314,248(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,314,248(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,314,248(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See Schedule A attached to Amendment No. 14 to the Schedule 13D/A filed on February 16, 2011 and Item 5 for additional information.
(2) Represents (i) 3,967,121 Common Units and (ii) 1,347,127 Common Units issuable upon the exercise of Warrants (see Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		5,364,559(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,364,559(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,364,559(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See Schedule A attached to Amendment No. 14 to the Schedule 13D/A filed on February 16, 2011 and Item 5 for additional information.
(2) Represents (i) 4,006,522 Common Units and (ii) 1,358,037 Common Units issuable upon the exercise of Warrants (see Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,004,733(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,435,764(1)(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,004,733(2)

WITH	10	SHARED DISPOSITIVE POWER:

17,435,764 (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,440,497(1)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See Schedule A attached to Amendment No. 14 to the Schedule 13D/A filed on February 16, 2011 and Item 5 for additional information.
(2) Represents (i) 2,353,115 Common Units and (ii) 651,618 Common Units issuable upon the exercise of Warrants (see Item 5).
(3) Represents (i) 15,291,752 Common Units and (ii) 2,144,012 Common Units issuable upon the exercise of Warrants (see Item 5).
(4) Represents (i) 17,644,867 Common Units and (ii) 2,795,630 Common Units issuable upon the exercise of Warrants (see Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: Eagle Rock Holdings NGP 7, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		770,824(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,230,516(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		770,824(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

11,230,516(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,001,340(1)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See Schedule A attached to Amendment No. 14 to the Schedule 13D/A filed on February 16, 2011 and Item 5 for additional information.
(2) Represents 770,824 Common Units issuable upon the exercise of Warrants (see Item 5).
(3) Represents 11,230,516 Common Units (see Item 5).
(4) Represents (i) 11,230,516 Common Units and (ii) 770,824 Common Units issuable upon the exercise of Warrants (see Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		31,429,939(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,738,185(1)(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		31,429,939(2)

WITH	10	SHARED DISPOSITIVE POWER:

12,738,185(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,168,124(1)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See Schedule A attached to Amendment No. 14 to the Schedule 13D/A filed on February 16, 2011 and Item 5 for additional information.
(2) Represents (i) 30,754,688 Common Units and (ii) 675,251 Common Units issuable upon the exercise of Warrants (see Item 5).
(3) Represents (i) 11,230,516 Common Units and (ii) 1,507,669 Common Units issuable upon the exercise of Warrants (see Item 5).
(4) Represents (i) 13,668,973 Common Units and (ii) 2,182,920 Common Units issuable upon the exercise of Warrants (see Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP INCOME MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		69,865(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		69,865(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

69,865(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.06%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See Schedule A attached to Amendment No. 14 to the Schedule 13D/A filed on February 16, 2011 and Item 5 for additional information.
(2) Represents (i) 54,714 Common Units and (ii) 15,151 Common Units issuable upon the exercise of Warrants (see Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: Eagle Rock Holdings NGP 8, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,507,669(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,230,516(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,507,669(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

11,230,516(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,738,185(1)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See Schedule A attached to Amendment No. 14 to the Schedule 13D/A filed on February 16, 2011 and Item 5 for additional information.
(2) Represents 1,507,669 Common Units issuable upon the exercise of Warrants (see Item 5).
(3) Represents 11,230,516 Common Units (see Item 5).
(4) Represents (i) 11,230,516 Common Units and (ii) 1,507,669 Common Units issuable upon the exercise of Warrants (see Item 5).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,378,105(1)(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

53,378,105(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,378,105(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

45.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) See Schedule A attached to Amendment No. 14 to the Schedule 13D/A filed on February 16, 2011 and Item 5 for additional information.
(2) Represents (i) 48,399,555 Common Units and (ii) 4,978,550 Common Units issuable upon the exercise of Warrants (see Item 5).

EXPLANATORY NOTE
This Amendment No. 16 (this “Amendment”) to Schedule 13D/A last filed on April 13, 2011 (the “Schedule 13D/A”) with the Securities and Exchange Commission (the “SEC”) relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The total number of Common Units reported as beneficially owned in the Schedule 13D/A is 53,378,105, which constitutes approximately 45.0% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on (i) the outstanding number of Common Units on April 13, 2011, as reported by the Issuer in its Schedule 14A filed with the SEC on April 27, 2011 plus the total number of Common Units issued in connection with the transaction described in Item 4 below, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on May 3, 2011, and (ii) the number of Common Units issuable upon exercise of the warrants described in Items 4 and 5 below (the “Warrants”) held by such Reporting Person. The Schedule 13D/A is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D/A are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D/A.

Item 1.	Security and Issuer.
This Item 1 shall be deemed to amend and restate Item 1 in its entirety:
The Schedule 13D/A relates to the Common Units of the Issuer. The principal executive offices of the Issuer are located at 1415 Louisiana Street, Suite 2700, Houston, Texas 77002. The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 53,378,105, which constitutes approximately 45.0% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on (i) the outstanding number of Common Units on April 13, 2011, as reported by the Issuer in its Schedule 14A filed with the SEC on April 27, 2011 plus the total number of Common Units issued in connection with the transaction described in Item 4 below, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on May 3, 2011, and (ii) the number of Common Units issuable upon exercise of the Warrants held by such Reporting Persons.

Item 4.	Purpose of Transaction.
This Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D/A:
The Reporting Persons acquired the Common Units and Warrants reported herein solely for investment purposes. Any Reporting Person may make additional purchases or sales of Common Units and/or Warrants either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units and/or Warrants, general economic conditions, stock market conditions and other future developments.
On April 12, 2011, the Issuer announced in a press release that it had entered into a Membership Interest Contribution Agreement, dated as of April 12, 2011, by and among CC Energy II L.L.C. (“CC Energy II”), Crow Creek Energy II L.L.C. (“Crow Creek Energy II”), Crow Creek Operating Company II L.L.C. (collectively with CC Energy II and Crow Creek Energy II, “Crow Creek”), NGP VIII, and the other contributors party thereto (collectively with NGP VIII, the “Contributors”) and the Issuer (the “Contribution Agreement”), pursuant to which the Issuer would acquire all of the outstanding membership interests of CC Energy II, thereby acquiring control of Crow Creek (the “Acquisition”).
On May 3, 2011, the Issuer issued a press release announcing the consummation of the Acquisition and the issuance of 28,316,231 Common Units (“Acquisition Units”) to NGP VIII as part of the consideration paid to the Contributors. Concurrently with that consummation, NGP VIII agreed to place 2,841,862 of the Acquisition Units into an escrow account to provide recourse to the Issuer for potential indemnification claims under the Contribution Agreement.

The press release is attached hereto as Exhibit Q and is incorporated by reference in its entirety into this Item 4.
As contemplated by the Contribution Agreement, NGP VIII and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) in connection with the closing of the Acquisition on May 3, 2011. The Registration Rights Agreement grants NGP VIII and certain of its affiliates registration rights with respect to the Acquisition Units and Warrants. In addition, if the registration rights under the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended (the “Partnership Agreement”), of NGP VIII and certain of its affiliates are amended, the rights granted under the Registration Rights Agreement will cover all Common Units held by the NGP VIII and certain of its affiliates.
Pursuant to the Registration Rights Agreement, NGP VIII and certain of its affiliates have the ability to demand that the Issuer register the resale of the Acquisition Units and Warrants. This registration may be an underwritten offering at the discretion of NGP VIII and certain of its affiliates. NGP VIII and certain of its affiliates may demand up to four such registrations, subject to an increase to up to seven if NGP VIII’s and certain of its affiliates’ registration rights under the Partnership Agreement are amended.
Additionally, the Registration Rights Agreement provides that NGP VIII and its affiliates have piggyback registration rights in certain circumstances, which would require inclusion of the Acquisition Units and Warrants on registration statements the Issuer files, subject to certain customary exceptions. There are no limits on the number of times NGP VIII and certain of its affiliates can exercise these piggyback registration rights.
Also as contemplated by the Contribution Agreement, NGP VIII and the Issuer entered into a Voting Agreement (the “Voting Agreement”) in connection with the closing of the Acquisition on May 3, 2011. Pursuant to the Voting Agreement, NGP VIII agreed to vote its Acquisition Units in equal proportion to the manner in which all of the Issuer’s other Common Units are voted on a matter, subject to certain exceptions. These exceptions include items that under the Partnership Agreement require a 100% or a 90% unitholder vote and items on which NGP VIII and certain of its affiliates are prohibited from voting, including the election of the Issuer’s Elected Directors (as defined in the Partnership Agreement). As a result of the Voting Agreement, NGP VIII and certain of its affiliates will not control or directly affect the voting of the Acquisition Units and therefore will not posses the ability to influence unitholder votes with respect to their increased ownership on account of the Acquisition Units.
The Voting Agreement terminates when NGP VIII and its affiliates collectively own less than 25% of the Issuer’s outstanding Common Units. In addition, the Voting Agreement also terminates if the definition of “Outstanding” in the Partnership Agreement is amended in a manner adverse to NGP VIII and its affiliates.
The foregoing summaries of the Registration Rights Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Registration Rights Agreement and the Voting Agreement, which are incorporated by reference into this Amendment as Exhibit R and Exhibit S, respectively, and are also incorporated by reference in their entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.
This Item 5 shall be deemed to amend and restate Item 5 in its entirety:
The percent of class provided for each Reporting Person below is based on the number of Common Units outstanding, which is equal to the total of (i) the 97,243,565 Common Units outstanding as of May 3, 2011 and (ii) the 21,272,442 Common Units issuable upon exercise of the Issuer’s warrants outstanding as of May 3, 2011, in each case, as reported by the Issuer in its Schedule 14A filed with the SEC on April 27, 2011 and its Current Report on its Form 8-K filed with the SEC on May 3, 2011.
(a)-(b) (i)	Holdings is the sole record owner of, and has the sole power to vote and dispose of 11,230,516 Common Units (9.5%).

(ii)	GP LLC does not directly own any Common Units. Because GP LLC is the general partner of Holdings, GP LLC may be deemed to possess sole voting and dispositive powers with respect to the 11,230,516 Common Units (9.5%) held by Holdings.

(iii)	Montierra is the sole record owner of, and has the sole power to vote and dispose of, 5,314,248 Common Units (4.5%), which includes (i) 3,967,121 Common Units and (ii) 1,347,127 Common Units issuable upon the exercise of Warrants.

(iv)	Montierra Management is the sole record owner of, and has the sole power to vote and dispose of, 50,311 Common Units (0.04%), which includes (i) 39,401 Common Units and (ii) 10,910 Common Units issuable upon the exercise of Warrants. Because Montierra Management is the general partner of Montierra, Montierra Management may be deemed to possess sole voting and dispositive powers with respect to the 5,314,248 Common Units (4.5%) held by Montierra.

(v)	ERH NGP 7 is the sole record owner of, and has the sole power to vote and dispose of, 770,824 Common Units issuable upon the exercise of Warrants (0.7%). ERH NGP 7 and ERH NGP 8 collectively own a majority LP interest in Holdings.

(vi)	NGP Income Management is the sole record owner of, and has the sole power to vote and dispose of, 69,865 Common Units (0.06%), which includes (i) 54,714 Common Units and (ii) 15,151 Common Units issuable upon the exercise of Warrants.

(vii)	NGP VII is the sole record owner of, and has the sole power to vote and dispose of, 3,004,733 Common Units (2.5%), which includes (i) 2,353,115 Common Units and (ii) 651,618 Common Units issuable upon the exercise of Warrants. NGP VII owns a majority LP interest in Montierra. Because NGP VII owns 100% of each of ERH NGP 7 and NGP Income Management, NGP VII may be deemed to possess sole voting and dispositive powers with respect to the 770,824 Common Units issuable upon the exercise of Warrants (0.7%) held by ERH NGP 7 and the 69,865 Common Units (0.06%) held by NGP Income Management.

(viii)	ERH NGP 8 is the sole record owner of, and has the sole power to vote and dispose of, 1,507,669 Common Units issuable upon the exercise of Warrants (1.3%). ERH NGP 8 and ERH NGP 7 collectively own a majority LP interest in Holdings.

(ix)	NGP VIII is the sole record owner of, and has the sole power to vote and dispose of, 31,429,939 Common Units (26.5%), which includes (i) 30,754,688 Common Units and (ii) 675,251 Common Units issuable upon the exercise of Warrants. Because NGP VIII owns 100% of ERH NGP 8, NGP VIII may be deemed to possess sole voting and dispositive powers with respect to the 1,507,669 Common Units issuable upon the exercise of Warrants (1.3%) held by ERH NGP 8.

(x)	Kenneth A. Hersh does not directly own any Common Units. Kenneth A. Hersh is a member of the board of managers of GP LLC, the general partner of Holdings. He is also an Authorized Member of the ultimate general partners of NGP VII and NGP VIII. Thus, Mr. Hersh may be deemed to possess shared voting and dispositive powers with respect to all of the Common Units reported in this Schedule 13D/A.
The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.
(c) There have been no reportable transactions with respect to the Common Units and the Warrants within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Units being reported in this Schedule 13D/A.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units and the Warrants being reported in this Schedule 13D/A.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and supplement Item 6:
The information set forth or incorporated by reference in Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement, as amended on February 15, 2011 (filed as Exhibit A to Amendment No. 14 to Schedule 13D/A on February 16, 2011).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G
Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit I
Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K
Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

Exhibit M	Press release, dated July 30, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit N
Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit O	Press release, dated April 12, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit P
Membership Interest Contribution Agreement, among CC Energy II L.L.C., Crow Creek Energy II L.L.C., Crow Creek Operating Company II L.L.C., Natural Gas Partners VIII, L.P., the other contributors party thereto and the Issuer (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit Q	Press release, dated May 3, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit R
Registration Rights Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit S	Voting Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.
Dated: May 3, 2011

EAGLE ROCK HOLDINGS, L.P.
By	its general partner, Eagle Rock GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

EAGLE ROCK GP, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

MONTIERRA MINERALS & PRODUCTION, L.P.
By	its general partner, Montierra Management LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

MONTIERRA MANAGEMENT LLC
By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P.
By	its general partner, G.F.W. Energy VII, L.P.
By	its general partner, GFW VII, L.L.C.

By	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS VIII, L.P.
By	its general partner, G.F.W. Energy VIII, L.P.
By	its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP INCOME MANAGEMENT L.L.C.
By:	/s/ Tony R. Weber
Tony R. Weber
President

EAGLE ROCK HOLDINGS NGP 7, LLC
By	its sole member, Natural Gas Partners VII, L.P.
By	its general partner, G.F.W. Energy VII, L.P.
By	its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

EAGLE ROCK HOLDINGS NGP 8, LLC
By	its sole member, Natural Gas Partners VIII, L.P.
By	its general partner, G.F.W. Energy VIII, L.P.
By	its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

/s/ Kenneth A. Hersh
Kenneth A. Hersh

Exhibit Index

Exhibit A	Joint Filing Agreement, as amended on February 15, 2011 (filed as Exhibit A to Amendment No. 14 to Schedule 13D/A on February 16, 2011).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G
Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No.9 to the Schedule 13D/A on December 21, 2009).

Exhibit I
Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No.9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K
Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

Exhibit M	Press release, dated July 30, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit N
Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit O	Press release, dated April 12, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit P
Membership Interest Contribution Agreement, among CC Energy II L.L.C., Crow Creek Energy II L.L.C., Crow Creek Operating Company II L.L.C., Natural Gas Partners VIII, L.P., the other contributors party thereto and the Issuer (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit Q	Press release, dated May 3, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit R
Registration Rights Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit S	Voting Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Issuer on May 3, 2011).